FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                        For the month of   August  , 2004
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                            PROGEN INDUSTRIES LIMITED
                            -------------------------
                (Translation of registrant's name into English)

              2806 IPSWICH ROAD, DARRA, QUEENSLAND 4076, AUSTRALIA
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                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F  X   Form 40-F
                                        ----           ----

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes      No  X
                                    ---     ---

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________


     Attached as Exhibit 1 is a copy of the Company's media release dated August 23, 2004 entitled "New CFO Appointed as Progen Enters Growth Phase."


                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Progen  Industries  Limited

Date: August  23,  2004                      By:  /s/  Lewis  Lee
      ----------                                 -------------------------------
                                                 Lewis Lee, Managing Director


                                  EXHIBIT INDEX

Exhibit Number                                  Description
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Exhibit 1       Copy of the Company's media release dated August 23, 2004 entitled "New CFO
                Appointed as Progen Enters Growth Phase"